FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 15, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X              Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES

FOURTH QUARTER AND FULL YEAR 2010 RESULTS

------------------------

Cellcom Israel Concludes another Record Year

in terms of Revenues, Operating income, EBITDA1, Net income and Free cash flow1

Net income for 2010 increased 9.2%

and adjusted Net income for 2010 increased 14.6%2;

Cellcom Israel declares a fourth quarter dividend of NIS 3.05 per share (totals approx. NIS 303 million), reaching an annual dividend for 2010 of approx. NIS 1.4 billion

2010 Full Year Highlights (compared to 2009):

▪	Total Revenues increase 2.8% reaching NIS 6,662 million ($1,877 million) Adjusted total Revenues3 increased 3.8% reaching NIS 6,728 million ($1,896 million)

▪	Revenues from content and value added services (including SMS) increased 26.1%, representing approximately 19% of services revenues

▪
EBITDA increased 5.5% to NIS 2,667 million ($751 million);  EBITDA margin 40%, up from 39%

Adjusted EBITDA2 increased 6.8% to NIS 2,718 million ($766 million); Adjusted EBITDA margin2 40.4%, up from 39.2%

▪	Operating income increased 9.6% to NIS 1,938 million ($546 million) Adjusted Operating income2 increased 11.6% to NIS 1,989 million ($560 million)

▪	Net income increased 9.2% to NIS 1,291 million ($364 million) Adjusted Net income2 increased 14.6% to NIS 1,320 million ($372 million)

▪	Free cash flow1 increased 8.4% to NIS 1,645 million ($464 million)

▪	Subscriber base increased by approx. 102,000 net subscribers during 2010, all post-paid subscribers; reaching approx. 3.394 million at the end of December 2010

▪	3G subscribers reached approx. 1.14 million at the end of December 2010, net addition of approx. 143,000 during 2010

1	Please see "Use of Non-IFRS financial measures" section in this press release.
2	After elimination of one-time effects on both results for 2010 and 2009. See reconciliation table for adjusted measures at the end of this press release.
3	After elimination of a one-time provision for a refund to all our subscribers in a total amount of approximately NIS 66 million related to a network malfunction we experienced in December 2010.

Fourth Quarter 2010 Highlights (compared to fourth quarter of 2009):

▪	Total Revenues increased 1.4% reaching NIS 1,662 million ($468 million) Adjusted total Revenues4 increased 5.4% reaching NIS 1,728 million ($487 million)

▪	Revenues from content and value added services (including SMS) increased 26.4%, representing 21.3% of services revenues

▪
EBITDA increased 3.4% to NIS 631 million ($178 million);  EBITDA margin 38%, up from 37.2%

Adjusted EBITDA5 increased 11.8% to NIS 682 million ($192 million); Adjusted EBITDA margin 39.5%, up from 37.2%

▪	Operating income increased 6.9% to NIS 448 million ($126 million) Adjusted Operating income increased 19.1% to NIS 499 million ($141 million)

▪	Net income increased 17.7% to NIS 319 million ($90 million) Adjusted Net income increased 28.4% to NIS 348 million ($98 million)

▪	Free cash flow increased 55.7% to NIS 422 million ($119 million)

▪	Subscriber base increased by approx. 18,000 net subscribers during the fourth quarter 2010, all post-paid subscribers;

▪	3G increased by approx. 26,000 net subscribers during the fourth quarter 2010

▪	The Company declared a fourth quarter dividend of NIS 3.05 per share

Netanya, Israel – March 15, 2011 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company"), announced today its financial results for the fourth quarter and full year ended December 31, 2010. Revenues for the fourth quarter and full year 2010 totaled NIS 1,662 million ($468 million) and NIS 6,662 million ($1,877 million), respectively; EBITDA for the fourth quarter 2010 totaled NIS 631 million ($178 million), or 38% of total revenues, and for full year 2010 totaled NIS 2,667 million ($751 million), or 40.0% of total revenues; and net income for the fourth quarter and full year 2010 reached NIS 319 million ($90 million) and NIS 1,291 million ($364 million), respectively. Basic earnings per share for the fourth quarter and full year 2010 reached NIS 3.28 ($0.92) and NIS 13.04 ($3.68), respectively.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "In 2010, we attained record results for the fourth consecutive year, as we demonstrated continued growth in all of our key financial parameters, including revenues, operating income, EBITDA, net income and free cash flow.  This positive momentum continued in the fourth quarter of 2010, in which we presented our strongest fourth quarter results yet.

We kept our position as market leaders and continued to increase our subscriber base, ending the year with 3.394 million subscribers, an annual increase of approximately 3%, all of whom were post paid subscribers. Our 3G subscriber base also increased by approximately 14%, reaching

4	After elimination of a one-time provision for a refund to all our subscribers in a total amount of approximately NIS 66 million related to a network malfunction we experienced in December 2010.
5	After elimination of one-time effects on the results for the fourth quarter 2010. See reconciliation table for adjusted measures at the end of this press release.

approximately 1.140 million subscribers, representing 33.6% of our total subscriber base.

This past year we executed several moves, which strengthened our position, from our successful acquisition of Dynamica's operations, which helped us retain and develop our distribution channels and contributes to our profitability, to our expanded offering of landline services to business customers, such as our winning the Accountant General's tender. We also developed content programs, which were successfully sold to international television operators across the globe, emphasizing our marketing innovation. In 2010, we continued to invest in improving our customer service by several actions, such as increasing our customer service workforce and improving service processes. The results of these efforts were reflected in Cellcom Israel receiving the lowest number of customer complaints in spite of being the largest cellular operator in Israel. This fact was noted in the publications of both the Israel Consumer Council and the Public Trust Organization. We believe that these investments will help us preserve and strengthen our market leadership. As a result of regulatory changes implemented in our market at the beginning of 2011, customers' queries to our call and sales centers increased significantly. We took and will continue to take the necessary steps, in order to maintain the level of service that our customers have become accustomed to.

During the fourth quarter, we dealt with a network malfunction, for which we granted our subscribers a financial bonus in gratitude for their loyalty, which has been reflected in our fourth quarter and full year 2010 financial statements. Cellcom Israel received and still receives favorable responses from its customers as to our handling of the network malfunction, the transparency with our customers and the bonus we chose to give them. I want to take this opportunity to thank our customers again for their loyalty to Cellcom Israel.

As previously announced, the MOC’s decision to reduce the interconnect tariffs payable to cellular operators in Israel, went into effect as of January 2011. We have begun well in advance the required preparations to deal with the impact of the reduction in interconnect tariffs, both in respect of our operational efficiency and by identifying additional sources of revenue.  So far, the direct impact of this decision on our results is in line with our initially published expectations.

I want to thank our employees and management for the impressive achievements in 2010, and I'm confident in their capabilities and determination to continue leading the Company to success.

We continue to monitor the dynamic changes in the local communications market in order to identify new opportunities that are synergetic with our core business. We are committed to continue in this path for the benefit of our customers, shareholders and dedicated employees.”

Yaacov Heen, Chief Financial Officer, commented: "In 2010 we saw continued growth across our key financial parameters for both the fourth quarter and full year.  This year, we continued to generate a strong free cash flow, which increased 8.4% compared to last year, reaching NIS 1,645 million.  We are glad to share our success with our shareholders and as such, we will distribute a dividend for the fourth quarter of approximately NIS 303 million, representing approximately 95% of the fourth quarter net income. Our total dividends declared for 2010, amounted to approximately NIS 1.4 billion, or approximately 12% dividend yield for the year.”

Main Financial Highlights:

	Million NIS		% of Revenues		% Change	Million US$ (convenience translation)
	2010	2009	2010	2009		2010	2009
Revenues - Services	5,860	5,732	88.0%	88.4%	2.2%	1,651	1,615
Revenues - Equipment	802	751	12.0%	11.6%	6.8%	226	212
Total revenues	6,662	6,483	100.0%	100.0%	2.8%	1,877	1,827
Cost of revenues - Services	2,671	2,643	40.1%	40.8%	1.1%	753	745
Cost of revenues - Equipment	651	690	9.8%	10.6%	(5.7%)	184	194
Total cost of revenues	3,322	3,333	49.9%	51.4%	(0.3%)	936	939
Gross Profit	3,340	3,150	50.1%	48.6%	6.0%	941	888
Marketing and Sales Expenses	756	716	11.3%	11.0%	5.6%	213	202
General and Administration Expenses	641	660	9.6%	10.2%	(2.9%)	181	186
Other (Income) Expenses, net	5	6	0.1%	0.1%	(16.7%)	1	2
Operating income	1,938	1,768	29.1%	27.3%	9.6%	546	498
Financing expenses, net	230	219	3.5%	3.4%	5.0%	65	62
Income before Income Tax	1,708	1,549	25.6%	23.9%	10.3%	481	436
Income Tax	417	367	6.2%	5.7%	13.6%	117	103
Net Income	1,291	1,182	19.4%	18.2%	9.2%	364	333
Free Cash Flow1	1,645	1,518	24.5%	23.4%	8.4%	464	428

Main Financial Highlights, after elimination of one-time effects:

	Million NIS		% of Revenues		% Change	Million US$ (convenience translation)
	2010	2009	2010	2009		2010	2009
Revenues - Services	5,926	5,732	88.1%	88.4%	3.4%	1,670	1,615
Revenues - Equipment	802	751	11.9%	11.6%	6.8%	226	212
Total revenues	6,728	6,483	100.0%	100.0%	3.8%	1,896	1,827
Cost of revenues - Services	2,686	2,628	39.9%	40.6%	2.2%	757	741
Cost of revenues - Equipment	651	690	9.7%	10.6%	(5.7%)	184	194
Total cost of revenues	3,337	3,318	49.6%	51.2%	0.6%	941	935
Gross Profit	3,391	3,165	50.4%	48.8%	7.1%	955	892
Marketing and Sales Expenses	756	716	11.2%	11.0%	5.6%	213	202
General and Administration Expenses	641	660	9.5%	10.2%	(2.9%)	181	186
Other (Income) Expenses, net	5	6	0.1%	0.1%	(16.7%)	1	2
Operating income	1,989	1,783	29.6%	27.5%	11.6%	560	502
Financing expenses, net	242	219	3.6%	3.4%	10.5%	68	62
Income before Income Tax	1,747	1,564	26.0%	24.1%	11.7%	492	440
Income Tax	427	412	6.4%	6.3%	3.6%	120	116
Net Income	1,320	1,152	19.6%	17.8%	14.6%	372	324
Free Cash Flow1	1,645	1,518	24.5%	23.4%	8.4%	464	428

Key Performance Indicators:

	2010	2009	% Change	2010	2009
	Million NIS			Million US$ (convenience translation)
EBITDA	2,667	2,529	5.5%	751	713
EBITDA, after elimination of one-time effects	2,718	2,544	6.8%	766	717
EBITDA, as percent of Revenues	40.0%	39.0%	2.6%
EBITDA after elimination of one-time effects, as percent of Revenues	40.4%	39.2%	3.1%
Subscribers at end of period (in thousands)	3,394	3,292	3.1%
Churn Rate (in %)	20.5%	19.6%	4.6%
Average Monthly MOU (in minutes)	335	331	1.2%
Monthly ARPU (in NIS)	144	144	-	40.6	40.6

Financial Review

Revenues for 2010 increased 2.8% totaling NIS 6,662 million ($1,877 million), compared to NIS 6,483 million ($1,827 million) last year. Revenues for 2010 include a one-time provision for a refund to all our subscribers in a total amount of approximately NIS 66 million ($19 million) related to a network malfunction we experienced in December 2010. After elimination of this one-time provision, our revenues for 2010 totaled NIS 6,728 million ($1,896 million), a 3.8% increase. The increase in revenues is attributed to a 2.2% increase in service revenues, which reached NIS 5,860 million ($1,651 million) in 2010, as compared to NIS 5,732 million ($1,615 million) last year. The increase also resulted from a 6.8% increase in handset and accessories revenues, reaching NIS 802 million ($226 million) in 2010 compared to NIS 751 million ($212 million) in 2009.

The increase in service revenues in 2010 was mainly due to an increase of approximately 3.1% in our subscriber base, a 26% increase in revenues from content and value added services (including SMS), which totaled in 2010 NIS 1,112 million ($313 million), representing approximately 19% of service revenues, compared to NIS 882 million ($249 million), or 15.4% of service revenues in 2009, as well as a significant increase in revenues from land-line services and an increase in roaming revenues. These increases were partially offset by a decrease in revenues from domestic voice services, mainly due to the ongoing airtime price erosion, and by the one-time provision of approximately NIS 66 million.

The increase in handset and accessories revenues resulted from an increase in the average handset sale price, an increase in accessories sales, following the acquisition of Dynamica's operation, as well as an increase in the amount of modems and laptops sold during 2010 compared to 2009. These increases were partially offset by a decrease in the total amount of handsets sold during 2010 compared with 2009.

Revenues for the fourth quarter of 2010 increased 1.4% totaling NIS 1,662 million ($468 million), or 5.4% totaling NIS 1,728 million ($487 million) after elimination of a one-time provision for a refund to our subscribers, compared to NIS 1,639 million ($462 million) in the fourth quarter last year. The increase in revenues is attributed to a 16.1% increase in handset and accessories revenues, which rose from NIS 193 million ($54 million) in the fourth quarter last year, to NIS 224 million ($63 million) in the fourth quarter 2010. This increase was partially offset by a 0.6% decrease in service revenues, which totaled NIS 1,438 million ($405 million) in the fourth quarter 2010 as compared to NIS 1,446 million ($407 million) in the fourth quarter last year. After elimination of the one-time provision, service revenues for the fourth quarter of 2010 increased 4% to NIS 1,504 million ($424 million).

The decrease in quarterly service revenues resulted mainly from the one-time provision of approximately NIS 66 million, as well as from the ongoing airtime price erosion. This decrease was partially offset by a 26.4% increase in content and value added services (including SMS) revenues in the fourth quarter 2010, compared to the fourth quarter last year. Revenues from content and value added services reached NIS 306 million ($86 million), or 21.3% (or 20.3% after elimination of the one-time provision) of service revenues in the fourth quarter. Furthermore, the increase in landline services revenues during the quarter also offset in part the decrease in quarterly service revenues.

Cost of revenues for 2010 totaled NIS 3,322 million ($936 million), compared to NIS 3,333 million ($939 million) in 2009, a 0.3% decrease. Cost of revenues for 2010 includes a reversal of a one-time provision recorded in 2009 in the amount of NIS 15 million ($4 million) related to a dispute with the Ministry of Communications regarding frequencies fees, following the Supreme Court ruling in our favor in that matter. After elimination of this one-time effect in both years, cost of revenues increased 0.6% totaling NIS 3,337 million ($940 million) in 2010, compared to NIS 3,318 million ($935 million) in 2009. Cost of revenues for 2010 was primarily affected by a decrease of 5.7% in equipment cost of revenues, while services cost of revenues increased by 1.1%. The decrease in equipment cost of revenues from NIS 690 million ($194 million) in 2009 to NIS 651 million ($183 million) primarily resulted from a decrease in the average handset cost due to, among others, increased efficiency in handsets purchase, as well as from a decrease in the total amount of handsets sold during 2010 compared with 2009.  The increase in services cost of revenues from NIS 2,643 million ($745 million) in 2009 to NIS 2,671 million ($753 million) in 2010, resulted mainly from an increase in interconnect fees due to an increase in the number of outgoing calls completed in other operators' networks, and an increase in cost of content and value-added services due to increased usage. These increases were partially offset mainly by a decrease in roaming related expenses due to improved roaming agreements with foreign operators, a decrease in depreciation expenses and a decrease in royalties paid to the Ministry of Communications resulting from a decrease in the royalties' rate. The increases were also offset in part by a decrease in the cost of handsets repair services due to a more efficient handsets repair process, and by the reversal of a one-time provision, which was recorded in 2009, in the amount of NIS 15 million.

Cost of revenues for the fourth quarter of 2010 slightly decreased to NIS 845 million ($238 million) from NIS 847 million ($239 million) in the fourth quarter last year. The decrease in cost of revenues for the fourth quarter of 2010 resulted from the same reasons as for the decrease in the annual cost of revenues mentioned above.

Gross profit for 2010 increased 6.0% to NIS 3,340 million ($941 million) from NIS 3,150 million ($888 million) in 2009, or 7.1% to NIS 3,391 million ($955 million) from NIS 3,165 million ($892 million) after elimination of one-time effects. Gross profit margin for 2010 reached 50.1%, up from 48.6% in 2009. Gross profit for the fourth quarter 2010 increased 3.2% to NIS 817 million ($230 million), or 9.6% to NIS 868 million ($245 million) after elimination of one-time effects, from NIS 792 million ($223 million) in the fourth quarter of 2009. Gross profit margin for the fourth quarter 2010 reached 49.2% up from 48.3% in the fourth quarter of 2009.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2010 increased 1.5% to NIS 1,397 million ($394 million), compared to NIS 1,376 million ($388 million) in 2009. The increase in SG&A Expenses was mainly due to an increase in the Company's sales and customer service force, due to, among others, the acquisition of Dynamica's operation, one of our major dealers, which led to an increase in payroll expenses and rent expenses, and due to an increase in allowance for doubtful accounts. These increases were partially offset by a decrease in sales commissions, mainly due to the acquisition of Dynamica's operation, and in advertising expenses, as well as a decrease in depreciation and amortization expenses, mainly related to software and information systems.

SG&A Expenses for the fourth quarter of 2010 decreased 1.3% to NIS 366 million ($103 million), compared to NIS 371 million ($105 million) in the fourth quarter of 2009. The decrease in SG&A Expenses in the quarter mainly resulted from a decrease in sales commissions, primarily due to the acquisition of Dynamica's operation, and in advertising expenses, as well as a decrease in depreciation and amortization expenses, mainly related to software and information systems. These decreases were partially offset by an increase in the Company's sales and customer service force, due to, among others, the acquisition of Dynamica's operation, which led to an increase in payroll expenses and rent expenses.

Operating income for 2010 increased 9.6% to a record of NIS 1,938 million ($546 million) from NIS 1,768 million ($498 million) in 2009, or 11.6% to NIS 1,989 million ($560 million) from NIS 1,783 million ($502 million) after elimination of one-time effects in both years. Operating income for the fourth quarter 2010 increased 6.9% to NIS 448 million ($126 million), or 19.1% to NIS 499 million ($141 million) after elimination of one-time effects, from NIS 419 million ($118 million) in the fourth quarter last year.

EBITDA for 2010 increased 5.5% to a record of NIS 2,667 million ($751 million) from NIS 2,529 million ($713 million) in 2009, or 6.8% to NIS 2,718 million ($766 million) from NIS 2,544 million ($717 million) after elimination of one-time effects in both years.  EBITDA, as a percent of revenues, totaled 40.0%, up from 39.0% in 2009. EBITDA for the fourth quarter 2010 increased 3.4% to NIS 631 million ($178 million), or 11.8% to NIS 682 million ($192 million) after elimination of one-time effects, from

NIS 610 million ($172 million) in the fourth quarter last year.  EBITDA for the fourth quarter 2010, as a percent of quarterly revenues, totaled 38.0% up from 37.2% in 2009.

Financing Expenses, net for 2010 increased 5% and totaled NIS 230 million ($65 million), compared to NIS 219 million ($62 million) in 2009. The increase was primarily due to losses from the Company's hedging portfolio, compared with gains from this hedging portfolio in 2009: (1) a loss from currency hedging transactions in 2010 due to a 6% appreciation of the NIS against the US dollar in 2010 compared with only 0.7% in 2009; (2) a loss from Israeli Consumer Price Index (CPI) hedging transactions in 2010 due to decreased inflation. The increase in financing expenses, net, was partially offset by a decrease in CPI linkage expenses associated with the Company's debentures due to the decreased inflation rate of 2.3% in 2010 compared with 3.8% in 2009, as well as by a net gain on the Company's current investment in tradable debentures in 2010. The increase was also offset in part by a one-time financing income in the amount of approximately NIS 12 million ($4 million) recorded in the fourth quarter of 2010, related to the dispute with the Ministry of Communications regarding frequencies fees, following the Supreme Court's ruling in our favor in that matter.

Financing Expenses, net for the fourth quarter 2010 decreased 22.4% and totaled NIS 45 million ($13 million), compared to NIS 58 million ($16 million) in the fourth quarter last year. The decrease resulted mainly from the one-time financing income in the amount of NIS 12 million ($4 million), related to the dispute with the Ministry of Communications regarding frequencies fees, as well as from higher income from foreign currency differences associated with trade payables balances in the fourth quarter of 2010, compared to the fourth quarter last year, due to a 3.2% appreciation of the NIS against the US dollar in the fourth quarter of 2010 compared to a 0.5% depreciation in the fourth quarter of 2009. The decrease in financing expenses, net, was partially offset by an increase in CPI linkage expenses, associated with the Company's debentures, resulting from increased inflation in the fourth quarter of 2010, as compared to the fourth quarter of last year.

Income tax for 2010 increased 13.6% to NIS 417 million ($117 million) from NIS 367 million ($103 million) in 2009. The increase resulted from the reduction of deferred tax liabilities and the recognition of a one-time tax income of approximately NIS 41 million recorded in the third quarter of 2009, due to the enactment in July 2009 of the Economic efficiency improvement Law, which provided, among others, for an additional gradual reduction of the corporate tax rate from 25% for the 2010 tax year down to 18% for the 2016 tax year and thereafter. The increase in income tax resulted also from an increase in income before income tax, which was partially offset by the decreased corporate tax rate of 25% in 2010 compared with 26% in 2009.

Net Income for 2010 increased 9.2% to a record of NIS 1,291 million ($364 million) from NIS 1,182 million ($333 million) in 2009, or 14.6% to NIS 1,320 million ($372 million) from NIS 1,152 million ($324 million) after elimination of one-time effects in both years. Net income for the fourth quarter

2010 increased 17.7% to NIS 319 million ($90 million), or 28.4% to NIS 348 million ($98 million) after elimination of one-time effects, from NIS 271 million ($76 million) in the fourth quarter last year.

Basic earnings per share for 2010 totaled NIS 13.04 ($3.68), compared to NIS 12.01 ($3.38) in 2009. Basic earnings per share for the fourth quarter 2010 totaled NIS 3.28 ($0.92), compared to NIS 2.75 ($0.77) in the fourth quarter last year.

Operating Review

New Subscribers – at the end of 2010 the Company had approximately 3.394 million subscribers. During 2010 the Company added approximately 102,000 net new subscribers, all post-paid, out of which approximately 18,000 joined the Company in the fourth quarter.

In 2010, the Company added approximately 143,000 net new 3G subscribers to its 3G subscriber base, out of which 26,000 in the fourth quarter, reaching approximately 1.140 million 3G subscribers at the end of 2010. The Company’s 3G subscribers represented 33.6% of the Company’s total subscriber base at the end of 2010, an increase from the 30.3% 3G subscribers represented of total subscribers at the end of 2009.

The Churn Rate in 2010 totaled 20.5%, compared to 19.6% in 2009. The churn rate for the fourth quarter 2010 totaled to 5.3%, compared to 4.8% in the fourth quarter last year. Both annual and quarterly churn rates were primarily impacted by the churn of pre-paid subscribers characterized by lower contribution and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in 2010 totaled 335 minutes, compared to 331 minutes in 2009, an increase of 1.2%. MOU for the fourth quarter 2010 totaled 342 minutes, compared to 333 minutes in the fourth quarter 2009, an increase of 2.7%. Part of the quarterly increase is attributed to the occurrence of part of the Jewish holiday season, characterized by a reduced usage, in the fourth quarter in 2009, compared to the third quarter in 2010.

The monthly Average Revenue per User (ARPU) for 2010 totaled NIS 144 ($40.6), similar to 2009. ARPU for the fourth quarter 2010 totaled NIS 144 ($40.6), a 0.7% increase, compared to NIS 143 ($40.3) in the fourth quarter last year. Both annual and quarterly figures were affected, among others, by increased usage, which was partially offset by the ongoing airtime price erosion in 2010 and the fourth quarter 2010, compared with the corresponding periods in 2009.

Financing and Investment Review

Cash Flow

Free cash flow for 2010 increased 8.4%, reaching NIS 1,645 million ($464 million), compared to NIS 1,518 million ($428 million) generated in 2009. Free cash flow for the fourth quarter of 2010 increased 55.7% and totaled NIS 422 million ($119 million), compared to NIS 271 million ($76 million) generated in the fourth quarter of 2009. Free cash flow for 2010 and for the fourth quarter this year include NIS 154 million ($43 million) and NIS 9 million ($3 million), respectively, invested in the Company's current debt securities portfolio according to its investment policy, compared to NIS 212 million ($60 million) and NIS 88 million ($25 million) invested in 2009 and in the fourth quarter of 2009, respectively.

Shareholders' Equity

Shareholders' Equity as of December 31, 2010 amounted to NIS 341 million ($96 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During 2010 and the fourth quarter 2010, the Company invested NIS 735 million ($207 million) and NIS 191 million ($54 million), respectively, in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 663 million ($187 million) and NIS 223 million ($63 million) in 2009 and the fourth quarter 2009, respectively. The investment in 2010 includes a payment of NIS 108 million ($30 million) pursuant to the acquisition of assets and operation of Dynamica.

Dividend

On March 14, 2011, the Company's board of directors declared a cash dividend in the amount of NIS 3.05 per share, and in the aggregate amount of approximately NIS 303 million (the equivalent of approximately $0.86 per share and approximately $85 million in the aggregate, based on the representative rate of exchange on March 10, 2011; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on April 26, 2011), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on April 11, 2011. The payment date will be April 28, 2011. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the fourth quarter of 2009 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Conference Call Details

The Company will be hosting a conference call on Tuesday, March 15, 2011 at 09:00 am EST, 06:00 am PST, 13:00 GMT, 15:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 13:00 UK Time; 15:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2010

Cellcom Israel will be filing its annual report for the year ended December 31, 2010 (on form 20-F) with the US Securities and Exchange Commission today, March 15, 2011. The annual report will be available for download at the Cellcom Israel's website in the investor relations section of Cellcom Israel's website at: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.394 million subscribers (as at December 31, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2010.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) exchange rate of NIS 3.549 = US$ 1 as published by the Bank of Israel on December 31, 2010.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in tradable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Financial Position

			Convenience translation Into U.S. dollar
	December 31	December 31	December 31
	2009	2010	2010
	NIS millions	NIS millions	US$ millions
Assets
Cash and cash equivalents	903	533	150
Current investments, including derivatives	272	404	114
Trade receivables	1,579	1,478	416
Other receivables	63	64	18
Inventory	149	104	30

Total current assets	2,966	2,583	728

Trade and other receivables	606	597	168
Property, plant and equipment, net	2,096	2,063	581
Intangible assets, net	711	753	212

Total non-current assets	3,413	3,413	961

Total assets	6,379	5,996	1,689

Liabilities
Short-term borrowings	350	348	98
Trade payables and accrued expenses	806	716	202
Current tax liabilities	67	132	37
Provisions	84	84	23
Other current liabilities, including derivatives	405	379	107

Total current liabilities	1,712	1,659	467

Debentures	4,185	3,913	1,103
Provisions	16	17	5
Other long-term liabilities	1	1	-
Deferred taxes	91	65	18

Total non- current liabilities	4,293	3,996	1,126

Total liabilities	6,005	5,655	1,593

Shareholders’ equity
Share capital	1	1	-
Cash flow hedge reserve	(23)	(21)	(6)
Retained earnings	396	361	102

Total shareholders’ equity	374	341	96

Total liabilities and shareholders’ equity	6,379	5,996	1,689

Cellcom Israel Ltd.
(An Israeli Corporation)
Consolidated Statements of Income

				Convenience translation into U.S. dollar
				Year ended
	Year ended December 31			December 31
	2008	2009	2010	2010
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	6,417	6,483	6,662	1,877

Cost of revenues	3,396	3,333	3,322	936

Gross profit	3,021	3,150	3,340	941

Selling and marketing expenses	701	716	756	213

General and administrative expenses	659	660	641	181

Other (income) expenses, net	(29)	6	5	1

Operating income	1,690	1,768	1,938	546

Financing income	83	151	106	30

Financing expenses	(393)	(370)	(336)	(95)

Financing expenses, net	(310)	(219)	(230)	(65)

Income before income tax	1,380	1,549	1,708	481

Income tax	391	367	417	117

Net income	989	1,182	1,291	364

Earnings per share

Basic earnings per share in NIS	10.12	12.01	13.04	3.68

Diluted earnings per share in NIS	9.96	11.90	12.98	3.66

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience translation into U.S. dollar
	Year ended December 31			Year ended December 31
	2008	2009	2010	2010
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities:
Net income	989	1,182	1,291	364
Adjustments for:
Depreciation and amortization	821	755	724	204
Share based payments	28	1	1	-
Capital gain on sale of land	(9)	-	-	-
Loss (gain) on sale of assets	(9)	6	5	1
Income tax expense	391	367	417	117
Financing expenses, net	310	219	230	65
Changes in operating assets and liabilities:
Changes in inventories	36	(105)	-	-
Changes in trade receivables (including long-term amounts)	(117)	(69)	172	49
Changes in other receivables (including long-term amounts)	(34)	2	(6)	(2)
Changes in trade payables and accrued expenses	(271)	152	(42)	(12)
Changes in other liabilities (including long-term amounts)	99	(4)	(16)	(4)
Proceeds from (Payments for) derivative hedging contracts, net	(38)	21	(16)	(4)
Income tax paid	(451)	(447)	(380)	(107)
Net cash from operating activities	1,745	2,080	2,380	671

Cash flows from investing activities
Acquisition of property, plant, and equipment	(429)	(404)	(441)	(124)
Acquisition of intangible assets	(175)	(173)	(180)	(51)
Acquisition of operation *	-	-	(108)	(31)
Change in current investments, net	-	(212)	(154)	(44)
Payments for derivative hedging contracts, net	(17)	-	-	-
Proceeds from (Payments for) other derivative contracts, net **	18	8	(17)	(5)
Proceeds from sales of property, plant and equipment	19	2	2	1
Interest received	17	5	9	3
Proceed from sale of long term assets	39	-	-	-
Net cash used in investing activities	(528)	(774)	(889)	(251)

Cash flows from financing activities
Proceeds from (Payments for) derivative contracts, net	31	33	34	10
Proceeds from (Payments for) short term borrowings		8	(8)	(2)
Repayments of long-term loans from banks	(648)	-	-	-
Repayments of debentures	(125)	(332)	(343)	(97)
Proceeds from issuance of debentures, net of issuance costs	589	989	-	-
Dividend paid	(1,525)	(1,186)	(1,319)	(372)
Interest paid	(175)	(190)	(225)	(63)
Net cash used in financing activities	(1,853)	(678)	(1,861)	(524)

Changes in cash and cash equivalents	(636)	628	(370)	(104)
Balance of cash and cash equivalents at beginning of the period	911	275	903	254
Balance of cash and cash equivalents at end of the period	275	903	533	150

 (*)  Business Combination
(**)  Reclassified

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:
				Convenience translation into US dollar
	Year ended December 31			Year ended December 31
	2008 NIS millions	2009 NIS millions	2010 NIS millions	2010 US$ millions

Net income	989	1,182	1,291	364
Income taxes	391	367	417	117
Financing income	(83)	(151)	(106)	(30)
Financing expenses	393	370	336	95
Other expenses (income)	(29)	6	5	1
Depreciation and amortization	821	755	724	204
EBITDA	2,482	2,529	2,667	751

Free cash flow

The following table shows the calculation of free cash flow:
				Convenience translation into US dollar
	Year ended December 31			Year ended December 31
	2008 NIS millions	2009 NIS millions	2010 NIS millions	2010 US$ millions

Cash flows from operating activities	1,763	2,088	2,380	671
Cash flows from investing activities	(546)	(782)	(889)	(251)
short-term Investment in tradable debentures	-	212	154	44
Free cash flow	1,217	1,518	1,645	464

Reconciliation for adjusted measures

The following is a reconciliation of operating income to adjusted operating income and to adjusted EBITDA:

			Convenience translation into US dollar		Convenience translation into US dollar
	Year ended December 31		Year ended December 31	Three months ended December 31	Three months ended December 31
	2009 NIS millions	2010 NIS millions	2010 US$ millions	2010 NIS millions	2010 US$ millions
Operating income	1,768	1,938	546	448	126
Elimination of a one-time provision for a refund related to network malfunction	-	66	19	66	19
Elimination of a one-time provision regarding frequencies fees	15	(15)	(4)	(15)	(4)
Adjusted operating income	1,783	1,989	561	499	141
Other expenses (income), net	6	5	1	3	1
Depreciation and amortization	755	724	204	180	50
Adjusted EBITDA	2,544	2,718	766	682	192

The following is a reconciliation of net income to adjusted net income:

			Convenience translation into US dollar		Convenience translation into US dollar
	Year ended December 31		Year ended December 31	Three months ended December 31	Three months ended December 31
	2009 NIS millions	2010 NIS millions	2010 US$ millions	2010 NIS millions	2010 US$ millions
Net income	1,182	1,291	364	319	90
Elimination of a one-time provision for a refund related to network malfunction	-	66	19	66	19
Elimination of a one-time provision regarding frequencies fees	15	(15)	(4)	(15)	(4)
Elimination of a one-time financing income regarding frequencies fees	-	(12)	(4)	(12)	(4)
Tax related to the above one-time effects	(4)	(10)	(3)	(10)	(3)
Elimination of a one-time tax income	(41)	-	-	-	-
Adjusted net income	1,152	1,320	372	348	98

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 15, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel